FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,215,183

Date: July 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Business was essentially back to normal in China in July after some lingering effects of the impact of the Covid-19 related shutdowns during the previous month. The Issuer observed a noticeable increase in activity on its platforms in China during the period compared to the previous month as businesses around the country try to make up for lost time.

While its Chinese operations were getting back on track, the preparations leading up to the launch of the Canadian segment of the Issuer's Business Hub kicked into high gear during the period. Pre-registrations of both SMEs and lending financial institutions ahead of the launch continued to go well. And after a slow start to the process earlier in 2022, the Issuer's employee recruitment process contributed to a record number of new employees joining the organization during the period, bringing the Issuer's total number of employees in Canada, split between its Montreal and Toronto offices, to almost 60 with the objective of having approximately 100 employees by the time of the launch well within reach.

An announcement on the date of the official launch of the Canadian segment of the Issuer's Hub and on some of the business development initiatives related to the launch of the Hub is expected within days of the filing of this report.

2. Provide a general overview and discussion of the activities of management.

After spending over three months in Canada participating in strategic meetings related to the joining of the Chinese segment of the Issuer's Business Hub to the upcoming global segments of the Hub, the CEO of the Issuer's Chinese operations headed back to China during the period to help prepare the Chinese segment of the Hub to be linked to its upcoming Canadian segment. A total of four senior level managers, two in Canada and two in China, were tasked with the responsibility of ensuring that the business and networking opportunities expected to be created when the two initial segments of the Hub are linked are in fact created and well understood by Hub members both in China and in Canada.

FORM 7 - MONTHLY PROGRESS REPORT Page 1

The Issuer's executive management believes that the launch of the Canadian segment of the Business Hub will be a major turning point for the Issuer in several respects. That belief is also shared by the president of the Asia-Pacific Association of Small and Medium Enterprises ("APASME"), who met with the Issuer's CEO during the period to discuss a strategic alliance between the APASME and the Issuer. The terms of the proposed alliance were still being discussed as of the date of this report.

Finally, the Issuer's management also spent time during the period on preparing for the filing of its financial results for the second quarter of 2022 and on finalizing the terms of its upcoming prospectus financing offering. Management expects to file the prospectus with the Issuer's provincial regulator within days of the filing of the monthly progress report.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT Page 2

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development, adaptation and planned launch of the Cubeler Business Hub in North America.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	5,763	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $1.65 per share.	N/A
Common shares	277,500	Exercise of 277,500 warrants for a consideration of $138,750	Business development and working capital

FORM 7 - MONTHLY PROGRESS REPORT Page 3

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT Page 4

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated August 8, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	July 2022	August 8, 2022
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal, QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

FORM 7 - MONTHLY PROGRESS REPORT Page 5